[Letterhead of Perfect World Co., Ltd.]

October 22, 2010

VIA EDGAR AND FACSIMILE

Craig Wilson, Senior Assistant Chief Accountant

Melissa Walsh, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2009 (“2009 20-F”)

File No. 001-33587

Dear Mr. Wilson and Ms. Walsh:

This letter sets forth the Company’s response to the comments contained in the letter dated September 30, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2009 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for fiscal year ended December 31, 2009

Item 4. Information on the Company

B. Business Overview

Restrictions on Foreign Investment, page 48

1. In September 2009, the PRC General Administration of Press and Publication, National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly published a notice stating that foreign investors are not only prohibited from directly providing online game services in China, but are now also prohibited from doing so indirectly through establishing joint ventures, contracting with other entities, providing technical supports, or providing account management or payment service. Please tell us whether this regulation is applicable to your entities and your business. If so, indicate how you evaluated these regulations in concluding that you have control over your subsidiaries and variable interest entities. Tell us what consideration you gave to providing enhanced disclosures accordingly.

On September 28, 2009, the PRC General Administration of Press and Publication (“GAPP”), National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games (“Circular 13”). Circular 13, as its title suggested, primarily clarifies GAPP’s regulatory authority over the “pre-examination and approval” of online games and examination and approval of imported online games. In addition to such clarifications, Section 4 of Circular 13 expressly prohibits foreign investors from participating in online game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Other government agencies with substantial regulatory authority over online game operations in China, such as the Ministry of Culture (the “MOC”) and the Ministry of Industry and Information Technology (the “MIIT”), did not join GAPP in issuing Circular 13. While Circular 13 is applicable to the Company and its business on an overall basis, to date, GAPP has not issued any interpretation of Section 4 of Circular 13 and, to the Company’s knowledge, has not taken any enforcement action under Section 4 of Circular 13 against any company that relies on contractual arrangements with variable interest entities (“VIEs”) to operate online games in China.

The individual responsibilities of the regulatory authorities of GAPP and other government agencies over online games in China are defined in the Regulation on the Main Functions, Internal Organization and Staffing of the PRC General Administration of Press and Publication issued by the State Council on July 11, 2008 (the “Regulation on Three Provisions”) and related rules. According to the Regulation on Three Provisions and related rules, GAPP has regulatory authority over the pre-examination and approval of the Internet publication of online games, i.e., examination and approval of games before the games’ publications on the Internet; the MOC has the authority over the overall administration of the online game industry (other than the pre-examination and approval authority granted to GAPP). To the Company’s knowledge, the MOC has not issued any regulations expressly prohibiting foreign investors from controlling or participating in online game operating businesses directly or indirectly through contractual or technical support arrangements.

Since online game operations in China are considered value-added telecommunications services, foreign investment in online game operations has also been subject to regulations promulgated by the MIIT governing foreign investment in value-added telecommunications services. As disclosed in the 2009 20-F, the MIIT issued a circular in July 2006, which, among other things, prohibits a domestic company that holds an ICP license from leasing, transferring or selling the license to foreign investors in any form or providing any assistance to foreign investors that conduct value-added telecommunications business illegally in China. To the Company’s knowledge, however, the VIE structure and contractual arrangements employed by all China-based U.S. listed Internet companies, including the Company, have not been challenged by the MIIT, under the July 2006 circular or otherwise.

Since the promulgation of Circular 13, the Company has applied for and obtained International Standard Book Numbers (ISBNs) from GAPP for Internet publications of two new games without encountering any problem.

Based on the foregoing reasons, the Company has reached the conclusion that Circular 13 has not significantly changed the regulatory environment in which it operates. Therefore, the Company does not believe that its control over its subsidiaries and variable interest entities in China has been affected by the promulgation of Circular 13. It included a brief description of Circular 13 on pages 19 and 48 of the 2009 20-F and also disclosed on page 19 of the 2009 20-F that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including Circular 13.

2. We note that your local PRC counsel has advised you that in its opinion the contractual arrangements between your PRC subsidiaries and variable interest entities are valid and legally binding obligations of each party to such contractual arrangements under PRC laws. Explain how counsel considered the published notice described in our preceding comment in reaching its opinion. Please provide us with counsel’s opinion and tell us what consideration you gave to filing it as an exhibit.

The Company respectfully advises the Staff that, for the reasons described in the Company’s response to the preceding comment, King & Wood, the Company’s PRC counsel, was of the view that the validity and legally binding effect of the contracts among the Company’s PRC subsidiaries, VIEs and the VIEs’ direct equity owners under PRC law have not been affected by Circular 13, and advised the Company accordingly. King & Wood’s advice was not provided in the form of a formal written opinion. Rather, its advice was provided in connection with its review of the relevant disclosure in the draft 2009 20-F, and its consent to be named in the 2009 20-F was filed as an exhibit to the 2009 20-F.

Item 5. Operating and Financial Review and Prospects, page 58

3. You indicate in response to prior comment 1 that you are not able to quantify the extent to which material changes in revenues are attributable to changes in price or changes in volume. In this regard, explain why the operating data, i.e., aggregate average concurrent users (ACU), active paying customers (APC) and average revenue per active paying customer (ARPU), was not used to further explain the changes in revenue.

The Company respectfully advises the Staff that it did not use aggregate average concurrent users (ACU), active paying customers (APC) and average revenue per active paying customer (ARPU) to explain changes in revenue because changes in these operating data do not always correlate with changes in revenue. As shown in the table below, while the Company’s quarterly revenues generated from online game operations steadily increased on a sequential basis from the first quarter of 2008 to the fourth quarter of 2009, the ACU and APC in the same periods fluctuated. ARPU is actually a squeezed out factor derived by dividing item-based online game revenues from domestic operation by APC rather than an independent revenue driver.

	Q1’08	Q2’08	Q3’08	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09
ACU	660,000	619,000	717,000	690,000	615,000	761,000	713,000	1,157,000
APC	1,701,000	1,530,000	1,610,000	1,546,000	1,464,000	1,877,000	1,643,000	2,188,000
ARPU (RMB)	151	188	196	225	244	237	266	223
Online game operation revenues (RMB millions)	264.50	299.40	324.50	362.60	377.20	475.10	485.90	541.80

As described in our previous response letter, the Company does not view these operating data as key performance indicators and has not disclosed these data on an annual basis. Moreover, the Company has only calculated these operating data quarterly for domestic item-based online game operation despite the fact that the Company also generates meaningful revenues from other sources.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and principal activities. page F-8

4. We note that you have disclosed the percent of effective interest held in each of your subsidiaries and VIEs. Tell us what consideration you gave to disclosing your percentage of ownership interest in each of the VIEs.

The Company respectfully advises the Staff that the percentage of effective interest in each of the VIEs disclosed on page F-8 of the 2009 20-F was not meant to suggest that the Company holds any equity ownership in such VIE. As disclosed in various places in the 2009 20-F, the Company maintains controls over its VIEs through contractual arrangements rather than equity investment. The Company disclosed the percentage of its effective interest in each of its VIEs to show its proportion of the power to direct the activities of such entity, the right to receive benefits from the entity and the obligation to absorb losses of the entity.

In its future Form 20-Fs, the Company will add disclosure to make it clear that the effective interest held with respect to each VIE refers to economic interest, not equity ownership.

*    *    *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 20-F, please contact the undersigned at (86 10) 5885-1120 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850. Thank you very much.

Very truly yours,

/s/ Kelvin Wing Kee Lau
Kelvin Wing Kee Lau
Chief Financial Officer

cc:	Michael Yufeng Chi, Chairman and Chief Executive Officer, Perfect World Co., Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Geoffrey Wang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing